UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

(Amendment No. 3)

Tender Offer Statement under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

MALIBU BOATS, INC.

(Name of Subject Company (Issuer) and Filing Person (Offeror))

Common A Stock, $0.01 par value of Malibu Boats, Inc.

(Title of Class of Securities)

56117J100

(CUSIP Number of Class of Securities)

Wayne R. Wilson

Chief Financial Officer

5075 Kimberly Way

Loudon, Tennessee 37774

(865) 458-5478

(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing person)

Copies to:

John-Paul Motley, Esq. O’Melveny & Myers LLP 400 South Hope Street Los Angeles, California 90071 (213) 430-6100	Edward D. Ricchiuto, Esq. Sidley Austin LLP 787 Seventh Avenue New York, NY 10019 (212) 839-5300

CALCULATION OF FILING FEE

Transaction valuation(1)	Amount of filing fee(2)
$70,000,000	$8,134

(1)	The transaction valuation is estimated only for purposes of calculating the filing fee. This amount is based on the offer to purchase for not more than $70,000,000 in aggregate of up to 3,333,333 shares of Malibu Boats, Inc.’s Common A Stock, par value $0.01 per share, at the minimum tender offer price of $21.00 per share.
(2)	Previously paid. The amount of the filing fee, calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended, equals $116.20 per $1,000,000 of the value of the transaction.

☒	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $8,134	Filing Party: Malibu Boats, Inc.
Form or Registration No.: Schedule TO-I	Date Filed: March 13, 2015

☐	Check the box if filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.
☒	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐	Rule 14d-1(d) (Cross-Border Third Party Tender Offer)

INTRODUCTORY STATEMENT

This Amendment No. 3 (this “Amendment No. 3”) amends and supplements the Tender Offer Statement on Schedule TO originally filed with the Securities and Exchange Commission (the “SEC”) on March 13, 2015 by Malibu Boats, Inc., a Delaware corporation (“Malibu” or the “Company”), as amended by Malibu on March 23, 2015 and April 2, 2015 (as amended, the “Schedule TO”), in connection with the Company’s offer to purchase for cash shares of its Class A Common Stock, par value $0.01 per share (“Class A Common Stock”), including shares of Class A Common Stock issued upon exchange of limited liability company interests (the “LLC Units”) of Malibu Boats Holdings, LLC, a Delaware limited liability company (the “LLC”), subject to acceptance by the Company of such shares of Class A Common Stock underlying the LLC Units (the shares of Class A Common Stock, including shares of Class A Common Stock issued upon exchange for LLC Units, defined as the “Shares” or “Securities”), for an aggregate purchase price of not more than $70.0 million at a per Share purchase price of not less than $21.00 nor greater than $23.50 per Share and upon the terms and subject to the conditions described in the Offer to Purchase, dated March 13, 2015, as amended (the “Offer to Purchase”), a copy of which was previously filed as Exhibit (a)(1)(A) to the Schedule TO, and in the related Letter of Transmittal, as amended (the “Letter of Transmittal,” and together with the Offer to Purchase, as they may be amended or supplemented from time to time, the “Offer”), a copy of which was previously filed as Exhibit (a)(1)(B) to the Schedule TO.

The purpose of this Amendment No. 3 is to amend and supplement the Schedule TO to provide preliminary financial information for the quarter ended March 31, 2015. Only those items amended are reported in this Amendment No. 3. Except as specifically provided herein, the information contained in the Schedule TO, the Offer to Purchase and the Letter of Transmittal remains unchanged. This Amendment No. 3 should be read in conjunction with the Schedule TO, the Offer to Purchase and the Letter of Transmittal.

Item 11.	Additional Information.

(c) The section of the Offer to Purchase titled “Section 10 — Certain Information Concerning the Company and the LLC; Certain Financial Information” beginning on page 22 of the Offer to Purchase is hereby amended and supplemented by adding the following:

“Preliminary Financial Results for the Three Months Ended March 31, 2015

The Company expects that unit volume will be approximately 980 units for three months ended March 31, 2015, net sales will be between approximately $64.3 million and $64.8 million for the three months ended March 31, 2015 and gross profit will be between approximately $17.0 million and $17.5 million for the three months ended March 31, 2015.

The estimates above are preliminary and may change. The Company has provided a range for certain preliminary financial results described above primarily because its financial closing procedures for the three months ended March 31, 2015 are not yet complete. There can be no assurance that the Company’s final results for the three months ended March 31, 2015 will not differ from these estimates, including as a result of quarter-end closing and review procedures or review adjustments, and any such changes could be material. In addition, the preliminary financial information for the three months ended March 31, 2015 is not necessarily indicative of the results to be achieved for any future period. The Company’s auditors have not audited, reviewed, compiled or performed any procedures with respect to the accompanying preliminary financial data. Accordingly, the Company’s auditors do not express an opinion or any other form of assurance with respect thereto.

As a result of the foregoing considerations, investors are cautioned not to place undue reliance on this preliminary financial information. There are material limitations with making estimates of financial results prior to the completion of the Company’s and its auditors’ normal review procedures for such periods. The preliminary financial information provided above should be reviewed together with “Forward-Looking Statements,” “Section 10 — Certain Information Concerning the Company and the LLC; Certain Financial Information — Historical Financial Information” and “Section 10 — Certain Information Concerning the Company and the LLC; Certain Financial Information — Summary Historical Consolidated Financial Data” included in the Offer to Purchase, and “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” included in each of the Company’s Annual Report on Form 10-K for the fiscal year ended June 30, 2014, the Company’s Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2014 and the Company’s Quarterly Report on Form 10-Q for the quarterly period ended December 31, 2014 incorporated by reference into the Offer to Purchase.”

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: April 6, 2015	MALIBU BOATS, INC.

	By:	/s/ Wayne R. Wilson
	Name:	Wayne R. Wilson
	Title:	Chief Financial Officer